

August 8, 2014

Via E-mail
James E. O'Bannon, Esq.
Jones Day
2727 North Harwood Street
Dallas, Texas 75201

> **Re:** **First Physicians Capital Group, Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed by First Physicians Capital Group, Inc., et al.**
> **Filed July 30, 2014**
> **File No. 005-59913**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 30, 2014**
> **File No. 000-30326**

Dear Mr. O'Bannon:

We have reviewed your filings and have the following comments.

Preliminary Proxy Statement on Schedule 14A

Discounted Cash Flow Method, page 24

1.   We note your revisions in response to prior comment 15. Please expand to clarify the nature of the discussions regarding the Company's "operations and prospects," including how those discussions relate to the projected financial information. Please also revise to clarify how Cabrillo Advisors "worked with management to refine the calculations and assumptions used in the forecast." For example, tell us, with a view toward disclosure, how and why the calculations and assumptions currently disclosed changed from the initial calculation and assumptions.

Fairness Determination . . . , page 32

2.   We note your revisions in response to prior comment 7; however, it continues to appear that each filing person has not yet complied with the requirements of Schedule 13E-3. In particular, it appears that each Filing Party listed in the caption has not yet provided the disclosure required by Item 7 to Schedule 13E-3. Therefore, please revise to disclose each Filing Party's purposes and reasons for the transaction and alternatives considered.

Also, if each Filing Party listed here is <u>expressly adopting</u> the Board's <u>analysis and conclusions</u> regarding the fairness of the transaction, please revise to state so directly.

Please contact me at (202) 551-3641 or Mellissa Duru at (202) 551-3757 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers and Acquisitions

cc (Via E-mail):   Charles T. Haag, Esq.
Jones Day